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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 27)*

                            PLY GEM INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock ($.25 par value)
                         (Title of Class of Securities)

                                    729416107
                                 (CUSIP Number)

                             Joel I. Papernik, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                      551 Fifth Avenue, New York, NY 10176

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 24, 1997
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSES OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).
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CUSIP No. 729416107

1        Name of Reporting Person           Jeffrey S. Silverman
         S.S. or I.R.S. Identification No.
         of Above Person                             S.S. No. ###-##-####
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2        Check the Appropriate Box if                (a) [   ]
         a Member of a Group                         (b) [   ]
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3        SEC Use Only
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4        Source of Funds                             OO
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5        Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)  [  ]
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6        Citizenship or Place of Organization   U.S.A.
      --------------------------------------------------------------------------

                             7      Sole Voting Power   4,203,488
                             ---------------------------------------------------

Number of Shares             8      Shared Voting Power     0
Beneficially Owned by        ---------------------------------------------------

Reporting Person With
                             9      Sole Dispositive  Power   4,203,488
                             ---------------------------------------------------

                             10     Shared Dispositive Power      0
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11       Aggregate Amount Beneficially
          Owned By Each Reporting Person   4,203,488
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12       Check box if the aggregate Amount
          in Row (11) Excludes Certain Shares   [  ]
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13       Percent of Class Represented by
          Amount in Row (11)                           23.1%
         -----------------------------------------------------------------------

14       Type of Reporting Person           IN
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Item 1.  Security and Issuer.

         This Amendment No. 27 to the Schedule 13D originally filed for event of June 8, 1982 (the "Original Filing"), relates to the shares of Common Stock, $.25 par value (the "Common Stock"), of Ply Gem Industries, Inc. (the "Company"). The principal executive offices of the Company are located at 777 Third Avenue, New York, NY 10017.

         This Schedule is being filed pursuant to the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.


Item 2.  Identity and Background.

         (a) The name of the person filing this Schedule is Jeffrey S.
Silverman.

         (b) The business address of Mr. Silverman is 777 Third Avenue, New York, New York 10017.

         (c) Mr. Silverman is Chairman, Chief Executive Officer and a Director of the Company.

         (d) Mr. Silverman has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Silverman has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect of such laws.

         (f) Mr. Silverman is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         Reference is made to Item 6 below.

Item 4.  Purpose of Transaction.

         On June 24, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent") and Atrium/PG Acquisition Corp., a Delaware corporation ("Sub"). Parent is a subsidiary of Atrium Corporation, a Delaware corporation ("Atrium"), which is a party to the Merger Agreement for certain limited purposes described therein. Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Sub is to merge with and into the Company (the "Merger"), which shall be the surviving corporation, and shall become a wholly owned subsidiary of Parent. In the Merger, each oustanding share of


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the Company's Common Stock, including the shares owned by Mr. Silverman, will be converted into the right to receive $18.75 in cash.

         Mr. Silverman has agreed, pursuant to a Stockholders Agreement (the "Stockholders Agreement"), dated as of June 24, 1997, among Parent, Sub and Mr. Silverman, Dana R. Snyder and Herbert P. Dooskin (severally), to vote all of his shares of Common Stock in favor of the Merger and against certain actions or agreements that might interfere with the Merger. Pursuant to the Stockholders Agreement, Mr. Silverman also granted to Parent, under certain circumstances if the Merger is not consummated, an irrevocable option to purchase all of his shares of Common Stock, including the shares underlying his options (the "Option Shares"). If Parent exercises such option and resells within six months thereof at a profit, Parent has agreed to pay Mr. Silverman 25% of any net profit realized by Parent after the closing of any purchase, sale, transfer or disposition of any Option Shares to a non-affiliate. A copy of the Stockholders Agreement is included as Exhibit A to the Merger Agreement, a copy of which is attached hereto as Exhibit 1.

         Contemporaneously with the execution and delivery of the Merger Agreement, Mr. Silverman also entered into a Non-Compete and Termination Agreement with Parent and the Company, a copy of which is included as Exhibit D to the Merger Agreement, a copy of which is attached hereto as Exhibit 1.

Item 5.  Interest in Securities of the Issuer.

                  (a) Reference is made to Items 11 and 13 of the cover page.

                  (b) Reference is made to Items 7, 8, 9 and 10 of the cover page.

                  (c)      Reference is made to Item 4 above.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Silverman's shares of Common Stock are subject to a security agreement with a commercial bank which will be terminated upon the consummation of the Merger. See Item 4 above.

Item 7.  Materials to be Filed as Exhibits.

         1. Agreement and Plan of Merger, dated as of June 24, 1997, among Parent, Sub, the Company, and for limited purposes, Atrium.


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.





Dated:   June 27, 1997                      /s/ Jeffrey S. Silverman
                                            ------------------------
                                            Jeffrey S. Silverman


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